DIAMYD MEDICAL

March 19, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of March 14, 2008: "**DIAMYD DIABETES VACCINE RECEIVES APPROVAL TO COMMENTCE PHASE III TRIALS IN EUROPE**"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Cecilia Driving

Jlw 4/1

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

DIAMYD DIABETES VACCINE RECEIVES APPROVAL TO COMMENCE PHASE III TRIALS IN EUROPE

Press Release, Stockholm, Sweden, March 19, 2008 – Diamyd Medical AB
(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)

Diamyd Medical announced today that the Swedish Medical Products Agency (MPA) has approved the Company's application to commence Phase III studies with the therapeutic diabetes vaccine Diamyd®.

"I am extremely glad that we now can offer our recently diagnosed type 1 diabetes patients the possibility to participate also in the European study", says Professor Johnny Ludvigsson, Linköping, Sweden, Principal Investigator for the study.

Diabetes teams from approximately 20 Swedish pediatric clinics will meet in Linköping, Sweden, on April 4 to go through details for the study, which will comprise 306 new onset type 1 diabetes patients. Diamyd Medical is planning to file clinical trial applications in another 3-4 European countries and include additionally 20 clinics in the study.

"The approval from the Swedish MPA is another important step in the development of Diamyd® towards the market", says Elisabeth Lindner, President and CEO of Diamyd Medical. "Last week we received authorization from the FDA to start a parallel Phase III trial in the US, and together with TrialNet's planned study in the US, the interest in Diamyd is strong. We receive daily inquiries from parents of patients wanting to participate in our studies".

About Diamyd Medical
Diamyd Medical is a biopharmaceutical company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major auto antigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeting Drug Delivery System (NTDDS). The company's lead NTDDS projects include enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office	Stockholm office	Pittsburgh office
Elisabeth Lindner	Anders Essen-Möller	Michael Christini
CEO and President	Chairman	President
+46 8 661 0026	+46 8 661 0026	+1 412 770 1310
elisabeth.lindner@diamyd.com	anders.essen-moller@diamyd.com	michael.christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END